Exhibit 12

Bank of America Corporation and Subsidiaries Ratio of Earnings to Fixed Charges Ratio of Earnings to Fixed Charges and Preferred Dividends

	Three Months Ended March 31, 2007	Year Ended December 31
(Dollars in millions)		2006	2005	2004	2003	2002
Excluding Interest on Deposits

Income before income taxes	$7,823	$31,973	$24,480	$20,908	$15,781	$13,479
Equity in undistributed earnings of unconsolidated subsidiaries	(46)	(315)	(151)	(135)	(125)	(6)
Fixed charges:
Interest expense	8,258	29,514	18,397	9,072	6,105	6,363
1/3 of net rent expense (1)	157	609	585	512	398	383
Total fixed charges	8,415	30,123	18,982	9,584	6,503	6,746
Preferred dividend requirements	68	33	27	23	6	6
Fixed charges and preferred dividends	8,483	30,156	19,009	9,607	6,509	6,752
Earnings	$16,192	$61,781	$43,311	$30,357	$22,159	$20,219
Ratio of earnings to fixed charges	1.92	2.05	2.28	3.17	3.41	3.00
Ratio of earnings to fixed charges and preferred dividends	1.91	2.05	2.28	3.16	3.40	2.99

	Three Months Ended March 31, 2007	Year Ended December 31
(Dollars in millions)		2006	2005	2004	2003	2002
Including Interest on Deposits

Income before income taxes	$7,823	$31,973	$24,480	$20,908	$15,781	$13,479
Equity in undistributed earnings of unconsolidated subsidiaries	(46)	(315)	(151)	(135)	(125)	(6)
Fixed charges:
Interest expense	12,292	43,994	27,889	14,993	10,667	11,632
1/3 of net rent expense (1)	157	609	585	512	398	383
Total fixed charges	12,449	44,603	28,474	15,505	11,065	12,015
Preferred dividend requirements	68	33	27	23	6	6
Fixed charges and preferred dividends	12,517	44,636	28,501	15,528	11,071	12,021
Earnings	$20,226	$76,261	$52,803	$36,278	$26,721	$25,488
Ratio of earnings to fixed charges	1.62	1.71	1.85	2.34	2.41	2.12
Ratio of earnings to fixed charges and preferred dividends	1.62	1.71	1.85	2.34	2.41	2.12

(1)	Represents an appropriate interest factor.